24X NATIONAL EXCHANGE LLC
ONE LANDMARK SQUARE, 18TH FLOOR
STAMFORD, CONNECTICUT 06901

September 30, 2025

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F Street NE
Washington, DC 20549-1090

Re: 24X National Exchange LLC – Amendment No.3 to Form 1

Dear Trading and Markets Staff:

On behalf of 24X National Exchange LLC ("24X"), we hereby file the third amendment to 24X's Form 1 pursuant to Rule 6a-2 under the Securities Exchange Act of 1934. This amendment updates Exhibit J of the 24X Form 1.

The attached Exhibit J is intended to replace Exhibit J of 24X's Form 1 currently on file with the Commission.

- Exhibit J (revised to provide updated officer information).

Should you have any questions regarding this amendment, please feel free to contact the undersigned at david@24exchange.com.

Regards,

/s/ David Sassoon

Enclosures

cc: Kelly Riley, Senior Special Counsel, Division of Trading and Markets

Form 1
Page 1
Execution Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY): 9/25/25

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: 24X National Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   One Landmark Square, Suite 1815, Stamford, CT 06901

25004864

3. Provide the applicant's mailing address (if different):
   Same as above
4. Provide the applicant's business telephone and facsimile number:
   (203) 212-8031, (917) 796-3315
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   David Sassoon | General Counsel | 917-796-3315
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Andre E. Owens, WilmerHale, 2100 Pennsylvania Avenue NW, Washington, DC 20037 USA
   David Sassoon, 24X National Exchange LLC, One Landmark Square, Suite 1815, Stamford, CT 06901
7. Provide the date applicant's fiscal year ends: December 31st
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/28/21 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 09/29/2025 (MM/DD/YY)

24X National Exchange LLC
(Name of applicant)

By: (Signature)

AMITRI GALINDV, CEO
(Printed Name and Title)

Subscribed and sworn before me this 29 day of Sept. (Month), 2025 (Year) by (Notary Public)

My Commission expires 03/16/2028 County of Miami-Dade State of Florida

NOTARY PUBLIC STATE OF FLORIDA
FRANK PADRON
Commission # HH 472545
Expires March 16, 2028

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

24X National Exchange LLC
Date of filing: September 30, 2025
Date as of which the information is accurate: September 30, 2025

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. *Name.*
2. *Title.*
3. *Dates of commencement and termination of term of office or position.*
4. *Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)*

Directors of 24X National Exchange LLC ("24X Exchange")

The Board of Directors of 24X Exchange (the "Exchange Board") will be composed of at least seven directors. The Exchange Board shall consist of the Chief Executive Officer of 24X Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors and (C) Member Representative Directors to meet the following composition requirements: (1) the number of Non-Industry Directors, including at least one (1) Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors; (2) the number of Member Representative Directors shall be at least twenty percent (20%) of the Board; and (3) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker or dealer.

With the Commission's approval of the Exchange's Form 1 Application, 24X US Holdings LLC, as the sole LLC member of 24X Exchange, will appoint interim Directors of the Exchange Board (the "Interim Board") which will include interim Member Representative Director(s). Upon the appointment of the interim Directors by 24X US Holdings LLC, the Interim Board would meet the Exchange Board composition requirements set forth in the Limited Liability Company Agreement of 24X Exchange (the "Exchange LLC Agreement"). Prior to the commencement of operations as an exchange, 24X Exchange represents that it would complete the full nomination, petition, and voting processes set forth in the Exchange LLC Agreement, which would provide persons that are approved as Exchange Members (as that term is defined in the Exchange LLC Agreement) of 24X Exchange after the Approval Date with the opportunity to participate in the selection of Member Representative Directors as promptly as possible after the effective date of the revised Exchange LLC Agreement, and replace the Interim Board.

The following persons are directors of 24X Exchange:

Name	Classification	Term	Type of Business
Dmitri Galinov	Industry/CEO	From 2/25/25	Exchange Officer
Jessica D'Alton	Member Representative	From 9/25/25	Financial Professional
Diwa Cody	Member Representative	From 9/25/25	Financial Professional
Jose Marques	Non-Industry/Independent	From 2/25/25	Financial Professional
Ronald Levi	Non-Industry/Independent	From 2/25/25	Financial Professional
Daniel Lawrence	Non-Industry/Independent	From 2/25/25	Financial Professional
Howard Kramer	Non-Industry/Independent	From 2/25/25	Former Government and Legal Professional

Committees of 24X Exchange

24X Exchange anticipates that it will establish the Exchange Board committees listed below, each of which shall be comprised of at least three members:

Regulatory Oversight Committee

Name	Classification	Term	Type of Business

Appeals Committee

Name	Classification	Term	Type of Business
Ad Hoc	Independent	From 9/30/25	Financial Professional
Ad Hoc	Independent	From 9/30/25	Financial Professional
Ad Hoc	Member Representative	From 9/30/25	Financial Professional

Member Nominating Committee

Name	Classification	Term	Type of Business

Nominating Committee

Name	Classification	Term	Type of Business

Officers of 24X Exchange

Officers shall serve until their successors are appointed by the Exchange Board in accordance with the Limited Liability Company Agreement of 24X Exchange. The current officers of 24X Exchange are listed below. With the Commission's approval the Exchange's Form 1 Application, it is expected that additional officers will be appointed.

Title	Name	Commencement Date	Termination Date
Dmitri Galinov	Chief Executive Officer		
Paul Adcock	Head of Equities		
David Sassoon	General Counsel		
Jeremy Sanchez	Chief Regulatory Officer		
Jason Woerz	Chief Operating Officer		